EXHIBIT 12.1

LOEWS CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollar Amount in Millions)

	2005	2004	2003	2002	2001
Pretax income (loss) from continuing operations	$1,846.5	$1,828.8	$(1,357.1)	$1,666.1	$(764.5)
Add (deduct):
Undistributed loss (income) of associated companies	32.2	23.0	(6.9)	(5.3)	(45.6)
Capitalized interest	(1.2)	(0.3)	(2.2)	(2.9)	(5.7)
Amortization of capitalized interest	1.2	1.4	1.5	4.7	1.5

Earnings before fixed charges	1,878.7	1,852.9	(1,364.7)	1,662.6	(814.3)

Fixed charges:
Interest expense	364.2	324.1	308.4	309.6	332.0
Capitalized interest	1.2	0.3	2.2	2.9	5.7
Interest element of operating lease rental	32.0	31.0	31.0	39.0	42.0
Interest credited to policyholders	47.0	64.0	194.0	229.0	259.0

Total fixed charges	444.4	419.4	535.6	580.5	638.7

Total earnings and fixed charges	$2,323.1	$2,272.3	$(829.1)	$2,243.1	$(175.6)

Ratio of earnings to fixed charges	5.2	5.4	(1.5)	3.9	(0.3)

			(A)		(A)
Earnings before fixed charges	1,878.7	1,852.9	(1,364.7)	1,662.6	(814.3)
Fixed charges, excluding interest credited to policyholders	397.4	355.4	341.6	351.5	379.7

Total earnings and fixed charges, excluding interest credited to policyholders	$2,276.1	$2,208.3	$(1,023.1)	$2,014.1	$(434.6)

Ratio of earnings to fixed charges, excluding interest credited to policyholders	5.7	6.2	(3.0)	5.7	(1.1)

(A)	We incurred a loss for the years ended December 31, 2003 and 2001, and income from continuing operations was insufficient to cover fixed charges by $1,364.7 million and $814.3 million, respectively for such years.